UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES ACT OF 1934.

Commission File Number 000-50218

BEKEM METALS, INC.
(Exact Name of registrant as specified in its charter)

Sankibai Batyr Ave. 14D
Aktobe, Kazakhstan 030000
011 7 (7132) 55-75-54
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share (“Common Stock”)
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports
Under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification date:			180 holders of record of Common Stock

Pursuant to the requirements of the Securities Exchange Act of 1934, Bekem Metals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date:	December 30, 2010	By:	/s/ Serik Bazarbayev
Serik Bazarbayev
President and Chief Executive Officer